Exhibit 3.13

ARTICLES OF AMENDMENT

AND RESTATED ARTICLES OF INCORPORATION

OF

EMPI, INC.

The undersigned hereby certifies that Restated Articles of Incorporation of Empi, Inc. in the form attached hereto as Exhibit A were adopted pursuant to Minnesota Statutes Chapter 302A by the written consent of the sole shareholder of the corporation without a meeting pursuant to said Section 302A.239, which Restated Articles supersede the original Articles and all amendments to them.

I swear that the foregoing is true and accurate and that I have the authority to sign this document on behalf of the corporation.

February 26, 2007

/s/ Harry L. Zimmerman
Harry L. Zimmerman,
Executive Vice-President - General Counsel

EXHIBIT A

RESTATED ARTICLES OF INCORPORATION

OF

EMPI, INC.

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is Empi, Inc.

ARTICLE II

The registered office of the Corporation is located at 100 South Fifth Street, Suite 1075, Minneapolis, Minnesota  55402. The name of the registered agent at that address is CT Corporation System.

ARTICLE III

The Corporation is authorized to issue an aggregate total of 10,000 shares, all of which shall be designated Common Stock having a par value of $0.01 per share.

ARTICLE IV

No shareholder of the Corporation shall have any cumulative voting rights.

ARTICLE V

No shareholder of the Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or any similar provisions of future law) to subscribe for, purchase or acquire (i) any shares of the Corporation of any class or series, whether unissued or now or hereafter authorized, or (ii) any obligations or other securities convertible into or exchangeable for (or that carry any other right to acquire) any such shares, securities or obligations, or (iii) any other rights to purchase any such shares, securities or obligations. The Corporation shall have the power, however, in its discretion, to grant such rights by agreement or other instrument to any person or persons (whether or not they are shareholders).

ARTICLE VI

Any action required or permitted to be taken at a meeting of the Board of Directors of the Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors are present.

ARTICLE VII

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extend provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.